Mail Stop 3561

April 7, 2009

Mr. Sirus Ahmadi
Chief Executive Officer
Conspiracy Entertainment Holdings, Inc.
612 Santa Monica Blvd.
Santa Monica, CA 90401

>   **Re: Conspiracy Entertainment Holdings, Inc.**
>   **Form 10-K/A for Fiscal Year Ended December 31, 2007**
>   **Filed January 16, 2009**
>   **File No. 000-32427**

Dear Mr. Ahmadi:

We issued comments to you on the above captioned filings on March 5, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 21, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 21, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters related to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/new/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact William Kearns, Staff Accountant, at 202-551-3727 or Angela
Halac, Senior Staff Accountant, at 202-551-3398 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services